United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-13498	CUSIP Number 04544X300
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	March 31, 2012
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Assisted Living Concepts, Inc.
Full Name of Registrant

Former Name if Applicable
W140 N8981 Lilly Road
Address of Principal Executive Office (Street and Number)
Menomonee Falls, Wisconsin 53051
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 3, 2012, the Audit Committee of the board of directors of Assisted Living Concepts, Inc. (the "Company") determined to investigate possible irregularities in connection with the Company's lease with Ventas Realty, Limited Partnership ("Ventas"), and retained counsel for such purpose. Given its very early stage, the Company is unable at this time to predict how long it will take for the investigation to be completed or whether the findings of the investigation would have any impact on the Ventas lease, the Company's results of operations or financial condition, or other matters relating to the Company and its business.

As a result of the commencement of the investigation by the Audit Committee, more time is required to complete the Company's Form 10-Q for the period ended March 31, 2012 (the "First Quarter 10-Q"). Therefore, the Company is unable to file the First Quarter 10-Q by the May 10, 2012 deadline without unreasonable effort or expense. The Company expects that the First Quarter 10-Q will be filed with the U.S. Securities and Exchange Commission (the "SEC") within the five calendar day period set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

Forward-looking Statements

Statements contained in this filing other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and plans and objectives for future operations, including the ongoing internal investigation by the Audit Committee and impact of such investigation on the Company, are forward-looking statements. Forward-looking statements generally include words such as "expect," "point toward," "intend," "will," "indicate," "anticipate," "believe," "estimate," "plan," "strategy" or "objective." Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them publicly in light of new information or future events.

A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Examples of these factors include, but are not limited to: the results of the internal investigation, if any, the litigation filed by Ventas in the United States District Court for the Northern District of Illinois on April 26, 2012, and any additional litigation or other proceedings brought by Ventas, other private parties (including stockholders) and/or regulatory bodies; the scope and nature of the internal investigation; accounting issues or audit issues arising from the internal investigation, the pending Ventas litigation and any additional litigation or other proceedings brought by Ventas, other private parties (including stockholders) and/or regulatory bodies; the ability of us and our auditors to confirm information or data identified in the investigation; unanticipated issues regarding the investigation that prevent or delay our auditors from relying upon the investigation or that require additional efforts, documentation, procedures, review or investigation; the detection of any improper activities by our officers, employees or persons doing business with us; our ability to design or improve internal controls to address issues detected in the investigation; the impact upon operations of the investigation and possible late filing of the First Quarter 10-Q; difficulties in controlling expenses, including costs of the investigation, legal compliance matters or internal controls review; our ability to complete and file the First Quarter 10-Q; the impact under our credit agreement and other agreements to which we are a party if the First Quarter 10-Q is not filed within the five calendar day extension contemplated by Rule 12b-25(b) of Securities Exchange Act of 1934, as amended, and any related impairment of the Company’s ability to meet its liquidity needs; our ability to complete and file future periodic filings with the SEC on a timely basis and to maintain our listing on the New York Stock Exchange; general business, economic and political conditions; competitive developments in our market; changes in applicable legislative or regulatory requirements; our ability to effectively and successfully implement our business strategies and manage the risks in our business; the other factors discussed in this filing; the reactions of the marketplace, the impact on covenants and cross-default provisions in our credit facility, mortgage loans and lease agreements, and the impact on our relationships with business partners and employees, as a result of any of the foregoing risks and uncertainties; and other risks and uncertainties discussed more fully in the Company's filings with the SEC, including those discussed under Item 1A. "Risk Factors" in our Form 10-K for the fiscal year ended December 31, 2011.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

John Buono	262	257-8888
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	No	√
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  *As a result of the matters described in Part III above, the Company is currently unable to determine the change in results of operations, if any, from the corresponding period for the last fiscal year.

Assisted Living Concepts, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	05-11-2012	By /s/	John Buono	Title:	Senior Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).